Exhibit 99.1

New Frontier Health Corporation Announces Fourth Quarter and Fiscal 2020 Financial Results

BEIJING—April 8, 2021 /BUSINESS WIRE/ -- New Frontier Health Corporation (“NFH” or “the Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (“UFH"), today announced its financial results for the fourth quarter and fiscal year ended December 31, 2020.

Financial and Operating Highlights1

All comparisons made on both a year-over-year (“yoy”) and quarter-on-quarter (“qoq”) basis. 2

For the Quarter Ended December 31, 2020:

•	Revenue increased by 2.2% yoy to RMB654.0 million from RMB639.7 million and increased by 4.4% from the prior quarter, as patient volume recovered from the COVID-19 pandemic onset.

•	Net loss decreased to RMB101.4 million from RMB251.6 million in the prior year period and increased from RMB69.8 million in the prior quarter. The yoy decrease was mainly due to the RMB148.4 million decrease in transaction costs related to the Company’s business combination, increased patient volume and strong revenue growth month-over-month in the fourth quarter of 2020, ongoing implementation of cost-saving initiatives, and overall cost reductions as a result of government policies in response to the COVID-19 pandemic, which offset an increase in finance costs related to the Company’s senior secured credit facility that it entered into in connection with the closing of the business combination (the “Senior Secured Term Loan”). The qoq increase was mainly attributable to an increase in promotion and marketing expenses from a series of promotional activities held in the fourth quarter of 2020 and an increase in exchange loss due to the appreciation of RMB as compared to the U.S. Dollar in the fourth quarter of 2020.

•	Adjusted EBITDA (before IFRS 16 adoption)[3] increased by 252.1% yoy to RMB90.5 million from RMB25.7 million and increased by 0.6% from the prior quarter. The increase was primarily due to revenue recovery and the implementation of permanent and temporary cost savings initiatives, as well as revenue ramp-up from expansion assets.

•	Tier 1 Operating Assets: revenue increased by 0.8% yoy to RMB465.7 million from RMB462.2 million and increased by 4.4% qoq. Adjusted EBITDA (before IFRS 16 adoption) increased by 15.3% yoy to RMB124.0 million from RMB107.6 million. The yoy increases in revenue and Adjusted EBITDA were primarily attributable to recovery of patient volume across various specialties and ongoing implementation of permanent and temporary cost controls.

•	Tier 2 Operating and Other Assets: revenue decreased by 14.3% yoy to RMB82.2 million from RMB95.9 million, primarily as a result of decreased patient volume due to lower birth rates in 2020 and lower overall pediatric patient volume. Adjusted EBITDA (before IFRS 16 adoption) increased to RMB4.3 million from RMB0.6 million due to continued implementation of permanent and temporary cost controls.

•	Expansion Assets: revenue increased by 30.0% yoy to RMB106.2 million from RMB81.6 million due to strong growth of the new hospitals in Guangzhou and Pudong, Shanghai. Adjusted EBITDA (before IFRS 16 adoption) improved by 72.5% yoy to RMB(10.2) million from RMB(37.0) million due to the ongoing ramp-up of expansion assets.

1 All comparisons made on a year-over-year (“yoy”) basis unless otherwise indicated. As a result of the adoption of International Financial Reporting Standard (“IFRS”) 16, effective January 1, 2019, related lease expenses have been reflected in depreciation and amortization expenses and finance costs. The financial statements have been translated into United States dollars for convenience purposes at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

2 The Company acquired Healthy Harmony in a business combination that closed on December 18, 2019 (the “Closing Date”). Healthy Harmony was determined to be the accounting “Predecessor” while the Company succeeded to all of the business and operations of Healthy Harmony and was considered the combined Company (the “Successor”. The financial results for the three months and year ended December 31, 2020, presented herein are those of the combined Company. The Company’s financial statement presentation in 2019 is further distinguished as follows: the Successor period is from December 19, 2019 to December 31, 2019 (“2019 Successor Period”) and the Predecessor periods are from January 1, 2019 to December 18, 2019 (“2019 Predecessor Period”), and from October 1, 2019 to December 18, 2019 (“2019 Q4 Predecessor Period” or “Prior Year Period”). Management believes reviewing the Company’s operating results for the three months and year ended December 31, 2019 by combining the results of the 2019 Q4 Predecessor Period and 2019 Successor Period (the “2019 Q4 S/P Combined”), and combining the results of the 2019 Predecessor Period and 2019 Successor Period (the “2019 S/P Combined”) respectively, is more useful.

3 Adjusted EBITDA (before IFRS 16 adoption) is a non-IFRS performance measure. See “Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to its most comparable financial measure calculated in accordance with IFRS.

For the Fiscal Year Ended December 31, 2020:

•	Revenue decreased by 7.7% to RMB2,260.5 million from RMB2,449.2 million due to an overall decrease in patient volume and the number of procedures performed as a result of the COVID-19 pandemic in the first half of 2020.

•	Net loss decreased to RMB419.1 million from RMB458.7 million, mainly due to the RMB 157.0 million decrease in transaction costs from the business combination, implementation of permanent and temporary cost-saving initiatives, and cost reductions as a benefit of government policies in response to the COVID-19 pandemic, which offset an increase in finance costs relating to the Senior Secured Term Loan.

•	Adjusted EBITDA (before IFRS 16 adoption) increased by 16.1% to RMB166.7 million from RMB143.6 million, mainly due to the implementation of cost controls and ramp up of expansion assets in Guangzhou and Pudong, Shanghai.

•	Tier 1 Operating Assets: revenue decreased by 11.9% to RMB1,596.1 million from RMB1,810.7 million. Adjusted EBITDA (before IFRS 16 adoption) decreased by 19.9% to RMB371.5 million from RMB463.8 million due to a decline in patient volume as a result of the COVID-19 pandemic.

•	Tier 2 Operating and Other Assets: revenue decreased by 15.6% to RMB302.9 million from RMB358.8 million due to a decrease in patient volume as a result of the COVID-19 pandemic. Adjusted EBITDA (before IFRS 16 adoption) improved to RMB0.3 million from RMB(0.2) million due to the ongoing implementation of cost-savings initiatives.

•	Expansion asset revenue increased by 29.3% to RMB361.5 million from RMB279.6 million due to the continued ramp-up of expansion assets. Adjusted EBITDA (before IFRS 16 adoption) improved by 47.2% yoy to RMB(85.2) million from RMB(161.4) million as a result of the strong revenue growth of the new hospitals in Guangzhou and Pudong, Shanghai.

•	Outpatient visits decreased by 17.3% yoy to 522,969 from 632,664 and increased by 1.2% qoq.

•	Inpatient admissions decreased by 19.5% yoy to 8,699 from 10,805 and increased by 7.4% qoq.

•	Bed utilization rate* decreased to 33.3% yoy from 38.3% due to lower inpatient admissions during the COVID-19 pandemic.

•	ASP: outpatient ASP increased by 11.0% yoy and inpatient ASP increased by 15.0% yoy as a result of an increase in the number of higher acuity services provided at our facilities, as less urgent services were postponed due to the pandemic.

* Bed utilization is calculated based on the weighted average maximum bed capacity of the year.

Mr. Antony Leung, Chairman of NFH said, “2020 was challenging for both us and others around the world. We quickly implemented a comprehensive and active response to combat difficulties related to the pandemic in an effort to protect our employees and our patients. Thanks to the tremendous strength and determination of our entire team, we managed to navigate the pandemic in a swift, smooth manner. As the volumes for our outpatient visits and inpatient admissions continued to grow quarter-over-quarter in the fourth quarter of 2020, we were able to achieve some revenue recovery as well as improved profitability. In addition, as the number of people seeking higher acuity services increased, both inpatient and outpatient ASP increased by double digits.”

Ms. Roberta Lipson, Chief Executive Officer of NFH and founder of UFH, commented, “As daily life in China has mostly returned to normal, travel restrictions continue to ease, and international borders open on a controlled basis, we believe this bodes well for our ongoing recovery trends. To reach a younger target audience, we delivered a live talk show on TMall, one of China’s largest e-commerce platforms during the 11.11 festival. In the two-hour live broadcast, more than two million viewers tuned in from across the country. We are also proud of several major developments in the recent months. During the fourth quarter, we completed most of the construction on our new Women’s and Children’s Hospital (DTU) in the northwest corner of Beijing, which began soft opening in late March 2021. The hospital will be the first Level III accredited specialty hospital in the UFH network with a capacity of more than 200 beds. To offer our patients access to a wider variety of medical specialty talent, we have also signed an agreement for close cooperation between our Qingdao United Family Hospital (“QDU”) and doctors at Shandong University Qilu Hospital (QILU). In addition, in December, Shanghai United Family Hospital (“PXU”) launched its Health Management Center, which offers a full range of preventative checks with individualized follow-up health management services. Looking ahead, we remain encouraged by our expansion initiatives and will continue to execute our operational and strategic plans.”

Fourth Quarter and Fiscal Year 2020 Results

For management purposes, the Company is organized into business units based on the category and stage of development of the Company’s healthcare facilities and geographic locations. There are three reportable operating segments, as follows:

(a) Tier 1 Operating Assets: the existing general healthcare facilities located in tier 1 cities in China, such as Beijing United Family Hospital (“BJU”), Shanghai United Family Hospital (“PXU”), and their associated clinics.

(b) Tier 2 Operating and Other Assets: the existing general healthcare facilities located in tier 2 cities in China, such as Tianjin United Family Hospital (“TJU”), Qingdao United Family Hospital (“QDU”), and other assets, such as a Beijing United Family Rehabilitation Hospital (“Rehab”) and other clinic assets.

(c) Expansion Assets: the facilities recently opened or about to open, including Shanghai Xincheng United Family Hospital (“PDU”), Guangzhou United Family Hospital (“GZU”), and Beijing Jingbei Women and Children’s United Family Hospital (“DTU”).

Revenue (RMB mm)

	4Q19	4Q20	Y-o-y Change %	Q-o-q Change %	Fiscal Year 2019	Fiscal Year 2020	Y-o-y Change %
Tier 1 Operating Assets (1)	462.2	465.7	0.8%	4.4%	1,810.7	1,596.1	(11.9%)
Tier 2 Operating and Other Assets (2)	95.9	82.2	(14.3%)	3.2%	358.8	302.9	(15.6%)
Operating Assets(3)	558.1	547.9	(1.8%)	4.2%	2169.6	1,899.1	(12.5%)
Expansion Assets(4)	81.6	106.2	30.0%	5.4%	279.6	361.5	29.3%
Total	639.7	654.0	2.2%	4.4%	2,449.2	2,260.5	(7.7%)

(1)	Tier 1 Operating Assets: For the fourth quarter of 2020, revenue from UFH’s tier 1 facilities and their associated clinics increased by 0.8% yoy due to steady growth in various specialties, such as family medicine, internal medicine, surgery, and orthopedics; however, Tier 1 Operating Assets were also impacted by lower obstetrics revenue due to lower birth rates in 2020 and lower revenue from pediatrics yoy. Both BJU and PXU, as well as their associated clinics, achieved revenue growth qoq as a result of growth in various specialties, as previously noted. For fiscal 2020, revenue from UFH’s tier 1 facilities and their associated clinics decreased by 11.9% yoy due to an overall decline in patient volume for the year as a result of COVID-19.
(2)	Tier 2 Operating and Other Assets: For the fourth quarter of 2020, revenue from UFH’s tier 2 facilities and other assets, as a group, decreased by 14.3% yoy and increased by 3.2% qoq due to the decrease in patient volume and demand for obstetrics and pediatric procedures as compared to the prior year, as well as the gradual recovery of patient volume and increase in demand for non-emergency medical services as compared to the prior quarter. For fiscal 2020, revenue from UFH’s tier 2 facilities and other assets, as a group, decreased by 15.6% yoy due to a decline in patient volume as a result of COVID-19 and a decrease in demand for pediatric and obstetric services as compared to the prior year.
(3)	Total Operating Assets: For the fourth quarter of 2020 and fiscal 2020, revenue from UFH’s operating assets, as a group, decreased by 1.8% and 12.5% yoy, respectively, due to the overall decrease in patient volume and decreased demand for certain non-emergency services as a result of the COVID-19 pandemic. For the fourth quarter of 2020, revenue from UFH’s operating assets, as a group, increased by 4.2% qoq due to the recovery of patient volume and an increase in demand for such non-emergency medical services at the end of the year.
(4)	Expansion Assets: As a result of increased brand recognition and new patient uptick at UFH’s GZU and PDU facilities, revenue for UFH’s expansion assets, as a group, increased to RMB106.2 million in the fourth quarter of 2020 from RMB81.6 million in the fourth quarter of 2019 and RMB361.5 million in fiscal 2020 from RMB279.6 million in fiscal 2019. In the fourth quarter of 2020, GZU recorded revenue growth of 35.4% yoy and PDU 24.6% yoy. In addition, since opening in the fourth quarter of 2018, both GZU and PDU have developed higher acuity services, such as surgery and orthopedics, which contributed significantly to revenue growth in the fourth quarter of 2020 and a qoq increase of 5.4%.

Adjusted EBITDA (before IFRS 16 adoption) (RMB mm)

	4Q19	4Q20	Y-o-Y Change %	Q-o-q Change %	Fiscal Year 2019	Fiscal Year 2020	Y-o-y Change %
Adjusted EBITDA (before IFRS 16 adoption)
Tier 1 Operating Assets(1)	107.6	124.0	15.3%	(1.6%)	463.8	371.5	(19.9%)
Tier 2 Operating and Other Assets(2)	0.6	4.3	662.7%	9.9%	(0.2)	0.3	216.8%
Operating Assets(3)	108.1	128.3	18.7%	(1.3%)	463.5	371.8	(19.8%)
Expansion Assets(4)	(37.0)	(10.2)	72.5%	21.1%	(161.4)	(85.2)	47.2%
Unallocated Cost	(45.4)	(27.6)	39.0%	(1.9%)	(158.5)	(119.9)	24.4%
Total Adjusted EBITDA (before IFRS 16 adoption)(5)	25.7	90.5	252.1%	0.6%	143.6	166.7	16.1%

(1)	Tier 1 Operating Assets: BJU, PXU, and their associated clinics achieved Adjusted EBITDA (before IFRS 16 adoption) of RMB124.0 million in the fourth quarter of 2020, an increase of 15.3% yoy due to revenue recovery and cost control. Adjusted EBITDA (before IFRS 16 adoption) of tier 1 facilities and their associated clinics decreased by 19.9% yoy due to a decline in patient volume as a result of COVID-19.
(2)	Tier 2 Operating and Other Assets: TJU, Rehab, and QDU achieved Adjusted EBITDA (before IFRS 16 adoption) of RMB4.3 million in the fourth quarter of 2020, compared to RMB0.6 million in the fourth quarter of 2019, primarily attributable to the implementation of cost control measures.
(3)	Total Operating Assets: UFH’s operating assets, as a group, achieved Adjusted EBITDA (before IFRS 16 adoption) increase of 18.7% yoy to RMB128.3 million in the fourth quarter of 2020, a decrease of 1.3% qoq, primarily due to strong revenue recovery and implementation of cost control measures.
(4)	Expansion Assets: Expansion assets, as a group, experienced an increase in Adjusted EBITDA (before IFRS 16 adoption) to RMB(10.2) million in the fourth quarter of 2020, an improvement from RMB(37.0) million in the fourth quarter of 2019, due to strong revenue growth. Adjusted EBITDA (before IFRS 16 adoption) for GZU reached breakeven for eight consecutive months, beginning in May 2020.
(5)	Total Adjusted EBITDA (before IFRS 16 adoption) for the fourth quarter of 2020 was RMB90.5 million compared to RMB25.7 million in the prior year period, primarily due to revenue recovery, strong ramp-up of expansion assets, and implementation of cost control measures. Adjusted EBITDA (before IFRS 16 adoption) of UFH’s tier 1 facilities and their associated clinics decreased by 19.9% yoy due to a decline in revenue as a result of COVID-19.

Key Operating Metrics

	4Q2019		4Q2020		Y-o-Y Change %		Q-o-q Change %
	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission
Tier 1 Operating Assets	120,131	1,850	109,605	1,409	(8.8%)	(23.8%)	0.0%	9.0%
Tier 2 Operating and Other Assets	23,038	616	21,343	489	(7.4%)	(20.6%)	0.5%	14.3%
Operating Assets(1)	143,169	2,466	130,948	1,898	(8.5%)	(23.0%)	0.1%	10.3%
Expansion Assets(2)	20,267	446	23,884	476	17.8%	6.7%	8.2%	(2.7%)
Total UFH	163,436	2,912	154,832	2,374	(5.3%)	(18.5%)	1.2%	7.4%

	2019		2020		Y-o-Y Growth %
	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission
Tier 1 Operating Assets(1)	473,471	6,924	372,355	5,150	(21.4%)	(25.6%)
Tier 2 Operating and Other Assets(1)	87,511	2,374	73,577	1,818	(15.9%)	(23.4%)
Operating Assets Subtotal	560,982	9,298	445,932	6,968	(20.5%)	(25.1%)
Expansion Assets(2)	71,682	1,507	77,037	1,731	7.5%	14.9%
Total	632,664	10,805	522,969	8,699	(17.3%)	(19.5%)

(1)	Operating Assets (Tier 1 and Tier 2): The yoy decline of both inpatient and outpatient volume for the fourth quarter and fiscal 2020 was primarily due to circumstances related to the COVID-19 pandemic, as patients postponed or cancelled non-emergency medical services. Following the downgrade of the emergency response to Beijing’s second wave of COVID-19 cases in June, outpatient volumes began to recover gradually in August. By September, total outpatient volume of operating assets had recovered to the same level as the same month in the prior year. Inpatient volume continued to be affected as the Company was encouraged to delay non-emergency and elective procedures. The yoy decline in inpatient admission was attributable to 1) lower admissions in obstetrics department due to nation-wide low birth rates in 2020, and 2) lower admissions in the pediatrics department throughout UFH’s facilities, as schools remained closed and enhanced personal hygiene and protective measures for school children were implemented. However, the Company continued to see strong yoy growth in other departments, such as family medicine, dental, internal medicine, surgery, and orthopaedics.
(2)	Expansion Assets: Both PDU and GZU had significant yoy growth in both outpatient and inpatient volumes for the fourth quarter and fiscal 2020. The increases were primarily as a result of increased patient demand due to increased brand recognition and higher demand for OBGYN, internal medicine, and other specialties. Since opening in the fourth quarter of 2018, both PDU and GZU have developed higher acuity and complex specialties, including internal medicine, emergency services, and orthopedics, and have begun to offer more complex surgeries such as breast cancer surgery, complicated endoscopic gastrointestinal surgery, intestinal massive tumor removal, kidney surgery, thyroid cancer surgery, and knee and shoulder joint arthroscopies.

FINANCIAL RESULTS

Unaudited Fourth Quarter of 2020 Results

Revenue increased by 2.2% yoy to RMB654.0 million ($100.2 million) from RMB639.7 million and increased by 4.4% from the prior quarter, as patient volume continued to recover since the initial outbreak of the COVID-19 pandemic in February.

•	Tier 1 Operating Assets: revenue decreased by 0.8% to RMB465.7 million from RMB462.2 million. Adjusted EBITDA (before IFRS 16 adoption) decreased by 15.3% to RMB124.0 million from RMB107.6 million due to a decline in patient volume as a result of the COVID-19 pandemic.

•	Tier 2 Operating and Other Assets: revenue decreased by 14.3% to RMB82.2 million from RMB95.9 million due to a decrease in patient volume as a result of the COVID-19 pandemic. Adjusted EBITDA (before IFRS 16 adoption) improved to RMB4.3 million from RMB0.6 million due to implementation of cost savings initiatives.

•	Expansion asset revenue increased by 30.0% to RMB106.2 million from RMB81.6 million due to the continued ramp-up of expansion assets. Adjusted EBITDA (before IFRS 16 adoption) improved by 72.5% yoy to RMB(10.2) million from RMB(37.0) million as a result of the strong revenue growth of the new hospitals in Guangzhou and Pudong, Shanghai.

Operating expenses were RMB623.2 million ($95.5 million) in the fourth quarter, representing a decrease of 24.1% yoy from RMB820.7 million and an increase of 5.4% qoq.

•	Salaries, wages and benefits expenses decreased 22.7% yoy to RMB298.5 million from RMB386.1 million and increased by 1.2% qoq. The yoy decrease was primarily due to the RMB14.0 million decrease in transaction bonuses, which were paid in connection with the business combination, the implementation of cost-saving initiatives, which include voluntary pay reductions at headquarters, utilization of employee leave, and reduction in social insurance and benefits expenses as a result of government policies during the pandemic. The qoq increase was primarily due to new hires as service needs increased at facilities such as BJU, DTU, TJU, and GZU due to expansion of such facilities and the continued recovery from the COVID-19 pandemic.

•	Supplies and purchased medical services expenses increased 14.2% yoy to RMB127.5 million from RMB111.6 million and increased by 11.9% qoq, mainly due to the enhancement of vaccination services and increased use of medical supplies as a result of the increase in number of patients treated and the Company’s expansion to provide more complex and sophisticated services.

•	Depreciation and amortization expenses increased 16.7% yoy to RMB105.8 million from RMB90.6 million and increased by 0.6% qoq, due to fair value appreciation of plant and equipment as well as contracts with insurers related to the business combination.

•	Lease and rental expenses decreased 90.6% yoy to RMB0.3 million from RMB3.5 million and decreased by 52.7% qoq, primarily due to a reduction in monthly lease payments as a result of government policies implemented during the COVID-19 pandemic.

•	Impairment of trade receivables increased 14.9% yoy to RMB4.6 million from RMB4.0 million and increased by 724.1% qoq from RMB0.6 million, primarily due to the increase in trade receivables as a result of revenue growth.

•	Other operating expenses decreased 61.5% yoy to RMB86.6 million from RMB224.9 million, mainly due to the RMB 134.4 million decrease in transaction costs incurred in connection with the business combination and the implementation of cost-saving initiatives. Other operating expenses increased by 14.0% qoq, or RMB10.6 million, primarily attributable to an increase in promotion and marketing expenses due to a series of promotional activities put in place in the fourth quarter.

As a result of the above, income from operations in the fourth quarter of 2020 was RMB30.8 million ($4.7 million) compared to loss from operations of RMB181.0 million in the prior year period. Loss before income taxes in the fourth quarter of 2020 was RMB83.0 million ($12.7 million), compared to RMB244.8 million in the prior year period. Net loss in the fourth quarter of 2020 was RMB101.4 million ($15.5 million), compared to RMB251.6 million in the prior year period. Decreased losses in the fourth quarter yoy mainly resulted from a significant decrease in transaction costs by RMB148.4 million, increased patient volume and strong revenue growth month-over-month in the fourth quarter of 2020, cost-saving initiatives, and cost reductions as a benefit of government policies in response to the COVID-19 pandemic, which offset an increase in finance costs due to the Company’s Senior Secured Term Loan.

As of December 31, 2020, the Company had RMB640.4 million ($98.2 million) in cash and cash equivalents. Cash generated from operating activities for the fourth quarter were RMB67.1 million ($10.3 million), cash used for investing activities were RMB104.2 million ($16.0 million), and cash used for financing activities were RMB57.8 million ($8.9 million), which were used for capital lease payments and repayment of the Senior Secured Term Loan.

Full Year 2020 Results

Revenues decreased by 7.7% to RMB2,260.5 million ($346.4 million) from RMB2,449.2 million.

•	Tier 1 Operating Assets: revenue decreased by 11.9% yoy to RMB1,596.1 million from RMB1,810.7 million, and Adjusted EBITDA (before IFRS 16 adoption) decreased by 19.9% yoy to RMB371.5 million from RMB463.8 million primarily due to decreased patient volume as a result of the COVID-19 pandemic.

•	Tier 2 Operating and Other Assets: revenue decreased by 15.6% yoy to RMB302.9 million from RMB358.8 million, and Adjusted EBITDA (before IFRS 16 adoption) increased to RMB0.3 million from RMB(0.2) million, primarily as a result of the implementation of cost control measures, with tier 2 operating and other assets approaching break-even as a group.

•	Expansion Assets: revenue increased by 29.3% yoy to RMB361.5 million from RMB279.6 million, and Adjusted EBITDA (before IFRS 16 adoption) improved to RMB(85.2) million from RMB(161.4) million, achieving significant progress and remaining on track with strong ramp-up expectations.

Operating expenses were RMB2,338.9 million ($358.5 million) in fiscal 2020, representing a decrease of 12.2% yoy from RMB2,665.0 million in fiscal 2019.

•	Salaries, wages and benefits expenses decreased 16.8% yoy to RMB1,186.7 million from RMB1,425.7 million. As a percentage of revenue, salaries, wages and benefits expenses were 52.5% in 2020 compared to 58.2% in 2019. This was primarily due to the implementation of cost-saving initiatives, including voluntary pay reductions at headquarters, utilization of employee leave, and a reduction in social insurance and benefits expenses, as a result of government policies during the pandemic, despite increased service needs as evidenced by the significant revenue growth resulting from the ramp-up of new facilities such as PXU, GZU, and PDU.

•	Supplies and purchased medical services expenses increased 5.0% yoy to RMB420.4 million from RMB400.2 million due to expansion of postpartum and vaccination related services, increased purchases of personal protective equipment, and implementation of new infection control measures at the Company’s facilities during the pandemic.

•	Depreciation and amortization expenses increased 23.5% yoy to RMB425.2 million from RMB344.4 million due to fair value appreciation of plant and equipment, contracts with insurers related to the business combination, and the depreciation of the new, expanded PXU facility.

•	Lease and rental expenses decreased 82.0% yoy to RMB2.5 million from RMB13.9 million, mainly due to a reduction in lease payments as a result of government policies implemented during the pandemic.

•	Impairment of trade receivables increased 4.8% yoy to RMB7.4 million from RMB7.0 million due to the increase in trade receivables.

•	Other operating expenses decreased 37.4% yoy to RMB296.8 million from RMB473.8 million mainly, due to cost-saving initiatives and a decrease in transaction costs by RMB143.0 million.

As a result of the above, loss from operations decreased 63.7% yoy to RMB78.4 million ($12.0 million) in fiscal 2020, compared to RMB215.8 million in fiscal 2019. Loss before income taxes in fiscal 2020 was RMB391.4 million ($60.0 million), compared to RMB396.5 million in fiscal 2019. Net loss in fiscal 2020 was RMB419.1 million ($64.2 million), compared to RMB458.7 million in fiscal 2019. Decreased losses in the fiscal 2020 mainly resulted from a decrease in transaction costs by RMB157.0 million, implementation of cost-saving initiatives, and other cost reductions as a benefit of government policies implemented in response to the COVID-19 pandemic, despite increased finance costs and depreciation and amortization expenses from the business combination.

RECONCILIATON OF NON-IFRS FINANCIAL MEASURES

(RMB mm)
	S/P Combined (non-IFRS)	Successor	S/P Combined (non-IFRS)	Successor
	For the three months ended December 31, 2019	For the three months ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2020
Net loss	(251.6)	(101.4)	(458.7)	(419.1)
Less: Finance income	(1.2)	(1.1)	(2.9)	(2.7)
Add: Finance costs	59.1	64.0	162.2	263.8
Add: Foreign exchange (gain)/loss	(6.9)	36.5	15.8	49.4
Less: Gain on disposal of a subsidiary	-	-	-	(3.6)
Add: Other expense, net	12.8	14.4	5.6	6.1
Add: Income tax expense	6.8	18.4	62.2	27.7
Operating (loss)/income	(181.0)	30.8	(215.8)	(78.4)
Add: Share-based compensation	13.4	0.1	45.0	0.7
Add: Depreciation and amortization	90.6	105.8	344.4	425.2
Add: Discontinued monitoring fee payable to Fosun Pharma and TPG	1.1	-	3.8	-
Add: Transaction related costs	152.0	3.6	164.6	7.6
Add: Relocation costs of PXU	3.3	-	6.4	-
Add: Severance costs	-	0.7	-	13.2
Add: Other unallocated costs	-	-	0.3	-
Adjusted EBITDA	79.4	141.0	348.7	368.4
Less: Lease expense adjustments as a result of IFRS 16 adoption	(53.7)	(50.5)	(205.1)	(201.7)
Adjusted EBITDA (before IFRS 16 adoption)	25.7	90.5	143.6	166.7

	For the three months ended December 31, 2020
	Operating assets Tier 1	Operating assets - Tier 2 and other assets	Expansion assets	Total
Segment results	145.5	6.7	11.5	163.7
Less: Segment lease expense adjustment as a result of adoption of IFRS 16	(23.2)	(5.1)	(22.2)	(50.5)
Add: Severance costs	0.1	0.1	0.5	0.7
Add: Intersegment costs	1.6	2.6	-	4.2
Elimination				(4.2)
Adjusted EBITDA (before IFRS 16 Adoption)	124.0	4.3	(10.2)	113.9
Less: Unallocated costs – others				(23.4)
Total Adjusted EBITDA (before IFRS 16 Adoption)				90.5
Add: Lease expense adjustment as a result of adoption of IFRS 16				50.5
Adjusted EBITDA				141.0
Less: Share-based compensation				(0.1)
Less: Depreciation and amortization				(105.8)
Less: Transaction related costs				(3.6)
Less: Severance costs				(0.7)
Operating income				30.8
Add: Finance income				1.1
Less: Finance costs				(64.0)
Less: Foreign exchange loss				(36.5)
Less: Other expenses, net				(14.4)
Less: Income tax expense				(18.4)
Net loss				(101.4)

RECENT DEVELOPMENTS

DTU Building Construction Completed and on Target for Grand Opening

During the fourth quarter, the majority of construction was completed on our new Women’s and Children’s Hospital (DTU) in the northwest corner of Beijing. The new facility recently opened in late March 2021 and has over 25,000 square meters of space, while being conveniently located near Beijing’s Olympic Village with direct access to major thoroughfares. The hospital will be the first Level III accredited specialty hospital in the UFH network. With capacity of more than 200 beds, the hospital is expected to provide outpatient clinic services, 24/7 pediatric emergency services, inpatient care, and neonatal intensive care services (NICU). The pediatric medical team will provide comprehensive well and sick care in addition to sub-specialty services, including Pediatric Surgery, Pediatric Orthopedics, Oral Health, Ear, Nose, and Throat (ENT), Ophthalmology. The OBGYN medical team, led by Dr. Lai Ailuan, will offer a full range of both gynecological and obstetric services, including specialization in various women’s health areas.

BJU Building 1 Lease Expiration

The lease on Building 1 of the BJU campus started in 1995 and was renewed in 2016. The renewal expired on December 31, 2020, and an extension agreement has not yet been reached. Plans are underway to potentially end this arrangement and to relocate certain existing operations to BJU’s clinics and other UFH facilities in Beijing. A majority of the clinics will be relocated to Building 2, in addition to newly leased, street-front commercial space adjacent to the hospital. Patient maternity rooms in Building 1 due to the relocation will be supplemented by a space in the new United Family Datun Women and Children’s Facility, which began soft opening at the end of March 2021.

Preliminary Non-binding “Going Private” Proposal

On February 10, 2021, the Company announced that its board of directors (the “Board”) received a preliminary non-binding proposal letter (the “Proposal Letter”), dated February 9, 2021, from New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“Tingyi Group” and, together with NFPH Holding, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan (the “Buyer Group”), to acquire all outstanding ordinary shares (the “Shares”) of the Company not already beneficially owned by members of the Buyer Group or their affiliates in a going-private transaction for US$12.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Company becoming a privately held company and delisting its ordinary shares from the New York Stock Exchange.

On February 10, 2021, the Company further announced that the Company received a clarification from representatives of the Buyer Group indicating that the Buyer Group intends to, at a later time and in connection with the Proposed Transaction, also propose to acquire all outstanding warrants to purchase ordinary shares of the Company not already beneficially owned by members of the Buyer Group or their affiliates.

On March 18, 2021, the Company announced that the Board has formed a special committee to review and evaluate the previously mentioned preliminary non-binding “going private” proposal.

BUSINESS OUTLOOK

The extent to which the COVID-19 pandemic affects NFH’s long-term results remains uncertain, and the Company is closely monitoring its impact. There remain significant uncertainties of COVID-19’s future impact, the extent of which will depend on a number of factors, including the duration and severity of COVID-19, the potential for new waves in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the actions taken by government authorities, particularly to contain the outbreak, and economic stimulation to improve business conditions, especially for small and medium-sized enterprises (SMEs), almost all of which are beyond the Company’s control.

CONFERENCE CALL

A conference call and webcast to discuss New Frontier Healthcare’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time on Thursday, April 8, 2021 (or Thursday, April 8, 2021, at 8:00 pm Beijing Time). Interested parties may listen to the conference call by dialing numbers below:

United States: 1-877-407-0789

International: 1-201-689-8562

China Domestic: 86 400 120 2840

Hong Kong: 800 965 561

Conference ID: 13718229

The replay will be accessible through April 15, 2021, by dialing the following numbers:

United States: 1-844-512-2921

International: 1-412-317-6671

Conference ID: 13718229

The webcast will be available on the Company’s investor relations website at www.nfh.com.cn and will be archived on the site shortly after the call has concluded. A presentation to accompany the call will also be available for download on the website.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, UFH’s preparedness to address the outbreak; UFH’s ability to manage patient inflows; UFH’s ability to prevent the spread of COVID-19 within its facilities; UFH’s ability to grow its business manage its growth; the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates; and the Company’s ability to complete the “going private” transaction. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting NFH. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of such risks, please refer to NFH’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2020 and Company’s subsequent filings with the SEC. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures

The discussion and analysis includes certain measures, including Adjusted EBITDA (before IFRS 16 adoption) and Pro Forma Adjusted EBITDA, which have not been prepared in accordance with IFRS. This measure does not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. This measure should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use this measure to evaluate our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA is helpful in comparing our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance, and in identifying underlying operating results and trends.

Adjusted EBITDA (before IFRS 16 adoption) is calculated as net loss plus (i) depreciation and amortization, (ii) finance costs/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, (viii) transaction related costs (such as insurance amortization), and (ix) severance costs as a result of the restructuring process mainly in corporate headquarters since the second quarter of 2020. UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019, and excluded all applicable lease expenses in Adjusted EBITDA. For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on Adjusted EBITDA.

Please see the table captioned “Reconciliation of Non-IFRS Financial Measures.”

Exchange Rate Information

The translations from Renminbi to U.S. dollars for purposes of convenience were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020.

Contacts

Investors
Arthur, Yue Chen
Tel: +86-150-0500-3258
Email: arthur@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-186-1151-5796
Email: liu.wenjing@ufh.com.cn

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands)

	Predecessor		Successor
	Period from October 1 to December 18, 2019	Period from 1 January 1 to December 18, 2019 (Audited)	Period from December 19 to December 31, 2019 (Audited)	For the three months ended December 31, 2020		For the year ended December 31, 2020
	RMB	RMB	RMB	RMB	US$	RMB	US$
Revenues	559,705	2,369,167	80,035	654,047	100,237	2,260,505	346,438
Operating expenses
Salaries, wages and benefits	(306,871)	(1,346,478)	(79,215)	(298,507)	(45,748)	(1,186,715)	(181,872)
Supplies and purchased medical services	(93,364)	(381,954)	(18,241)	(127,505)	(19,541)	(420,393)	(64,428)
Depreciation and amortization expense	(75,713)	(329,453)	(14,931)	(105,750)	(16,207)	(425,160)	(65,159)
Lease and rental expenses	(2,765)	(13,167)	(739)	(329)	(50)	(2,508)	(384)
Bad debt expense	(3,452)	(6,512)	(528)	(4,574)	(701)	(7,378)	(1,131)
Other operating expenses	(59,098)	(308,005)	(165,776)	(86,572)	(13,268)	(296,757)	(45,480)
Expense total	(541,263)	(2,385,569)	(279,430)	(623,237)	(95,515)	(2,338,911)	(358,454)
Operating loss	18,442	(16,402)	(199,395)	30,810	4,722	(78,406)	(12,016)
Finance income	387	2,127	779	1,141	175	2,727	418
Finance costs	(29,588)	(132,730)	(29,503)	(63,957)	(9,802)	(263,810)	(40,431)
Foreign currency gain (loss)	9,575	(13,120)	(2,641)	(36,516)	(5,596)	(49,389)	(7,569)
Gain on disposal of a subsidiary	-	-	-	-	-	3,558	545
Other income (expense), net	(7,049)	171	(5,798)	(14,436)	(2,212)	(6,097)	(934)
Loss before income taxes	(8,233)	(159,954)	(236,558)	(82,958)	(12,713)	(391,417)	(59,987)
Income tax (expense)/benefit	(13,027)	(68,424)	6,261	(18,427)	(2,824)	(27,708)	(4,246)
Loss for the period	(21,260)	(228,378)	(230,297)	(101,385)	(15,537)	(419,125)	(64,233)
Attributable to
Limited partners/equity holders of the parent	(15,659)	(200,441)	(228,905)	(94,734)	(14,518)	(392,841)	(60,205)
Non-controlling interests	(5,601)	(27,937)	(1,392)	(6,651)	(1,019)	(26,284)	(4,028)

Loss per share attributed to equity holders of the parent
Basic			(1.74)	(0.72)	(0.11)	(2.99)	(0.46)
Diluted			(1.74)	(0.72)	(0.11)	(2.99)	(0.46)

Other comprehensive income (loss)
Items to be reclassified to profit or loss in subsequent periods (net of tax):
Currency translation differences	(7,959)	7,934	1,909	24,515	3,757	36,480	5,591
Other comprehensive income (loss)	(7,959)	7,934	1,909	24,515	3,757	36,480	5,591

Comprehensive loss for the period	(29,219)	(220,444)	(228,388)	(76,870)	(11,780)	(382,645)	(58,642)

Comprehensive loss attributable to
Limited partners/equity holders of the parent	(23,618)	(192,507)	(226,996)	(70,219)	(10,761)	(356,361)	(54,614)
Non-controlling interests	(5,601)	(27,937)	(1,392)	(6,651)	(1,019)	(26,284)	(4,028)

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands)

	As of December 31,
	2019 (Audited)	2020
	RMB	RMB	US$
Non-current assets
Property and equipment	1,962,781	2,014,904	308,798
Goodwill	6,056,253	6,088,472	933,099
Intangible assets	2,584,893	2,526,777	387,246
Right-of-use assets	1,773,007	1,651,748	253,141
Deferred tax assets	59,001	46,785	7,170
Restricted cash	350	350	54
Investment in an associate	-	1,000	153
Other non-current assets	106,121	73,021	11,191
Total non-current assets	12,542,406	12,403,057	1,900,852
Current assets
Inventories	56,592	92,268	14,141
Trade receivable	215,376	218,971	33,559
Due from related parties	66,923	10,129	1,552
Prepayments and other current assets	38,323	53,509	8,201
Restricted cash	376,715	-	-
Cash and cash equivalents	1,353,300	640,429	98,150
Total current assets	2,107,229	1,015,306	155,603
TOTAL ASSETS	14,649,635	13,418,363	2,056,455
Current liabilities
Trade payables	99,082	89,056	13,648
Contract liabilities	270,196	350,146	53,662
Accrued expenses and other current liabilities	882,158	425,940	65,278
Due to related parties	4,045	6,104	935
Tax payable	15,278	1,260	193
Long-term borrowings	400,325	6,027	924
Lease liabilities	90,521	89,181	13,668
Total current liabilities	1,761,605	967,714	148,308
NET CURRENT ASSETS	345,624	47,592	7,295
TOTAL ASSETS LESS CURRENT LIABILITIES	12,888,030	12,450,649	1,908,147
Non-current liabilities
Long-term borrowings	2,060,933	2,054,649	314,889
Contract liabilities	67,873	68,577	10,510
Deferred tax liabilities	681,715	665,962	102,063
Lease liabilities	1,661,182	1,595,570	244,532
Other long-term liabilities	9,358	9,016	1,382
Total non-current liabilities	4,481,061	4,393,774	673,376
Net assets	8,406,969	8,056,875	1,234,771
EQUITY
Equity attributable to the equity holders of the Company
Ordinary shares	91	91	14
Capital surplus	8,430,405	8,462,956	1,297,005
Foreign currency translation reserves	6,302	42,782	6,557
Accumulated deficit	(265,618)	(658,459)	(100,913)
	8,171,180	7,847,370	1,202,663
Non-controlling interests	235,789	209,505	32,108
Total equity	8,406,969	8,056,875	1,234,771

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Predecessor		Successor
	Period from October 1 To December 18, 2019	Period from January 1 to December 18, 2019 (Audited)	Period from December 19 to December 31, 2019 (Audited)	For the three months ended December 31, 2020		For the year ended December 31, 2020
	RMB	RMB	RMB	RMB	US$	RMB	US$
Cash generated from (used for):
Operating activities	36,222	316,639	(80,432)	67,126	10,288	265,215	40,646
Investing activities	(49,347)	(341,771)	(45,671)	(104,155)	(15,962)	(319,689)	(48,994)
Financing activities	(17,727)	(189,961)	(9,702)	(57,831)	(8,863)	(631,234)	(96,741)
Net decrease in cash and cash equivalents	(30,852)	(215,093)	(135,805)	(94,860)	(14,537)	(685,708)	(105,089)